SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

July 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Jennifer Thompson, Accounting Branch Chief
Mr. Dietrich King, Legal Branch Chief
Ms. Lisa Kohl, Senior Attorney
Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited
Amendment No. 3 to Registration Statement on Form F-1
File No. 333-195736

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith 20 courtesy copies of Amendment No. 3, which has been marked to show changes made to Amendment No. 2 to the Registration Statement filed with the Commission on June 26, 2014 (the “June 26 Filing”). We are requesting confidential treatment for the materials being submitted to the Staff supplementally in response to comments 29, 31 and 33 of the letter dated July 3, 2014 (the “July 3 Comment Letter”) from the staff of the Commission (the “Staff”).

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Anthony D. King  Celia C.L. Lam  Chris K.H. Lin  Jin Hyuk Park   Kathryn King Sudol  Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

On behalf of the Company, we wish to thank you and the other members of the Commission for your prompt response to the Company’s request for comments.

The Company currently contemplates, subject to the resolution of the Staff’s comments on the Company’s Registration Statement and market conditions, commencing its road show activities in late July 2014 and completing the initial public offering in the first week of August 2014. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this contemplated offering timetable.

The Company has responded to all of the Staff’s comments contained in the July 3 Comment Letter by revising the June 26 Filing or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the June 26 Filing to include information and data reflecting new developments since the June 26 Filing as well as generally to update the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the July 3 Comment Letter. The Staff’s comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 where the disclosure addressing a particular comment appears.

*        *        *         *        *

Prospectus Summary, page 1

1.	We note your response to comment 1 in our letter dated June 2, 2014. Please also tell us whether you commissioned a report from Euromonitor International. If so, please file the consent of Euromonitor as an exhibit. In this regard, we note the letter from Euromonitor contained in Appendix 1 to your letter dated June 16, 2014.

The Company advises the Staff that the report from Euromonitor cited in the Registration Statement was not commissioned by the Company. The consent letter included in Appendix 1 to the Company’s response letter dated June 16, 2014 (the “June 16 Response Letter”) was part of Euromonitor’s standard contract required in connection with the purchase of a report.

Our Business, page 1

2.	We note your revised disclosure in response to comment 2 in our letter dated June 2, 2014. Notwithstanding this disclosure, we remain concerned that the use of the description “related company” implies a degree of control and commonality-of-interest that the agreements to which you cite do not appear to clearly support. In this regard, we note, for example, that you rely on Alipay to conduct substantially all of the payment processing and escrow services on your marketplaces but those marketplaces represented approximately 33.9% of Alipay’s total payment volume in fiscal year 2014. This suggests to us that Alipay has potentially significant business interests beyond the Alibaba ecosystem. We also note that since Alipay’s separation from you in 2011, you do not have any ownership interest in, or control over, Alipay. In view of the foregoing, it does not appear appropriate for you to continue to characterize Alipay as your “related company.” Please revise your prospectus accordingly.

SIMPSON THACHER & BARTLETT

In response to the Staff’s comment, the Company has revised the Registration Statement throughout to remove the references to Alipay as a “related company.”

3.	Please disclose in this section, if true, that you do not allocate revenue by marketplace.

In response to the Staff’s comment, the Company has added a statement on page 2 to clarify that it does not allocate revenue among each of its China retail marketplaces. As disclosed in Note 5 on page F-36, the Company allocates revenue by retail and wholesale marketplaces in China and internationally, respectively.

Alibaba Partnership, page 8

4.	We note your disclosure that you expect the Alibaba Partnership to designate four nominees to your board of directors upon completion of the offering. Please disclose in this section the following:

•	the right of the partnership, in its sole discretion, and without the need for any additional shareholder action or approval, to appoint additional directors as necessary to ensure that directors nominated or appointed by the partnership comprise a simple majority of your board.

•	the basis for your expectation as to the number of nominees the partnership intends to designate to your board of directors upon completion of this offering.

•	a clear explanation of the way in which the partnership’s ability to appoint additional directors could increase the size of your board. For example, assuming the partnership designates four nominees to your initial board of nine directors, if the partnership subsequently desired to have a simple majority, it appears the partnership would have the right to appoint two additional directors, such that the board would then be comprised of 11 directors, six of whom would have been appointed or nominated by the partnership.

In response to the Staff’s comment, the Company has added the requested disclosure on page 9.

SIMPSON THACHER & BARTLETT

Corporate History and Structure, page 10

5.	We note your response to comment 15 in our letter dated June 2, 2014, as well as your revised disclosure. This disclosure notwithstanding, in view of the complexity of your organizational structure, we continue to believe that an organizational chart visually representing the key relationships among your subsidiaries and variable interest entities would provide material information for investors. Please add such a chart to the prospectus summary.

In response to the Staff’s comment, the Company has added a chart and explanatory footnotes on pages 11 and 12 to show its significant subsidiaries and VIEs that are material to its business, and the relationships among the subsidiaries, VIEs and VIE equity holders.

Risk Factors, page 22

We rely on Alipay to conduct substantially all of the payment processing…, page 25

6.	We note that you disclose your dependence upon Alipay and your indication that Alipay provides payment services on terms preferential to you. Please revise your disclosure to highlight the risk that there is no assurance that Jack Ma, in light of his voting control over Small and Micro Financial Services Company, will act in your interests in the event that the payment processing terms are modified such that they are less preferential and possibly much more costly to you. In this regard, we note your response to comment 74 of our letter dated June 2, 2014 in which you indicate that because “you are not able to exert control over Alipay’s operations, there is increased uncertainty of the future cash flow stream…” Please present this risk as a separate risk factor.

In response to the Staff’s comment, the Company has added the requested risk factor on page 28.

We and Alipay are subject to regulation…, page 34

7.	To provide better context for these risks, please revise this risk factor, the risk factor on page 25 (“We rely on Alipay.”), and the risk factor on page 45 (“The equity holders.”) to briefly describe the separation of Alipay from your company in 2011.

In response to the Staff’s comment, the Company has revised the referenced risk factors on pages 26 and 37. The Company advises the Staff that the first description of the Company’s divestment of its interests in and control over Alipay in the risk factor on page 26 is more detailed for the convenience of the readers, whereas the additional disclosure on page 37 is abbreviated to avoid repetition. With respect to the risk factor starting on page 48 (“The equity holders…”), the Company respectfully advises the Staff that, as discussed in more detail in the Company’s response to comment 8 below, it does not believe that the divestment of its interests in and control over Alipay was an example of a conflict of interest.

SIMPSON THACHER & BARTLETT

The Alibaba Partnership and related voting agreements…, page 41

8.	We note your response to comment 50 in our letter dated June 2, 2014, as well as your revised risk factor disclosure to describe potential conflicts of interest between the Alibaba Partnership and investors. We believe the following revisions are necessary to clarify the nature of this risk:

•	present your new conflicts of interest disclosure as a separate risk factor that is focused on the risk, as the risk factor to which you have added this disclosure is focused on the director nomination and election risk.

In response to the Staff’s comment, the Company has added the requested risk factor on page 45.

•	in the new conflicts risk factor, to illustrate how a conflict of this type has arisen in your past, please provide a brief description of the separation of Alipay from your company in 2011 and the resulting dispute that the manner of the separation engendered among Alibaba’s management, Yahoo and Softbank.

The Company respectfully advises the Staff that the decision to divest the Company’s interests in and control over Alipay to eliminate foreign control and the subsequent entry into the Framework Agreement were actions taken at the Company level, and did not involve deliberations or actions taken by the Alibaba Partnership. Following the divestment of the Company’s interests in and control over Alipay, deliberations regarding the consideration and ongoing commercial and operational relationship that was to be in effect going forward between the Company, Alipay and its parent entity were conducted among the Company, Jack Ma, Joe Tsai, the Company’s two major shareholders SoftBank and Yahoo and Alipay, and resulted in those parties entering into the Framework Agreement. Moreover, as disclosed in the Registration Statement, the decision by the Company to divest its interests in and control over Alipay was made in light of PBOC regulations issued in June 2010 that required non-bank payment companies to obtain a payment business license before September 1, 2011, but which deferred the issuance of specific regulations applicable to foreign-invested payment entities. Accordingly, the Company respectfully advises the Staff that these events do not illustrate a conflict related to the Alibaba Partnership. As noted in the Company’s response to comment 7 above, the Company has added disclosure on page 26 regarding the sequence of the events that comprised the divestment of Alipay.

If the PRC government deems that the contractual arrangements…, page 43

9.	In this risk factor, as well as both risk factors on page 44 (“Our contractual arrangements…” and “[a]ny failure by our variable interest entities…”), you refer to uncertainties regarding the interpretation and application of current PRC laws, rules and regulations as well as uncertainties in the PRC legal system generally. Please revise these risk factors to provide more clarity for these uncertainties so that the disclosure clearly conveys the risk to investors. For example, if feasible, it may be useful to describe various types or categories of uncertainties, especially if they have different risks associated with them, whether with respect to magnitude of potential harm, probability of occurrence or ability to cure or obtain remedy. Similarly, reference to specific examples, to the extent available, might also serve to illustrate the risks associated with these uncertainties. In this regard, we note your disclosure that the contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.

SIMPSON THACHER & BARTLETT

In response to the Staff’s comment, the Company has enhanced the disclosure in the referenced risk factor as well as the disclosure in other corporate structure-related risk factors on pages 46, 47 and 48.

We may lose the ability to use, or otherwise benefit from…, page 45

10.	As you note in the body of this risk factor that should the risk be realized “[you] may be unable to conduct some or all of [y]our business operations [emphasis added],” please revise the heading of the risk factor to convey this potential consequence (i.e., the inability to conduct any of your business operations).

In response to the Staff’s comment, the Company has revised the risk factor heading on page 48.

Our History and Corporate Structure, page 73

11.	Please add to the timeline on page 73 the separation of Alipay from your company in 2011.

In response to the Staff’s comment, the Company has revised the timeline on page 76.

Our History with SoftBank and Yahoo, page 75

12.	Please provide additional disclosure regarding the factors that led to the share repurchase agreement with and restructuring of the TIPLA with Yahoo in 2012. In doing so, please address the way in which your separation of Alipay resulted in changes to your relationship with Yahoo.

In response to the Staff’s comment, the Company has added disclosure on page 78 to address the reasons for the share repurchase and restructuring of the TIPLA. As noted in the additional disclosure, the share repurchase arrangements and restructuring of the TIPLA were commercial arrangements negotiated between the Company and Yahoo on an arm’s length basis. These arrangements were unrelated to the Company’s divestment of its interests in and control over Alipay and the subsequent entering into the Framework Agreement. The Company respectfully advises the Staff that it does not believe that its divestment of Alipay resulted in any persistent negative impact on its relationship with Yahoo, and today both companies continue to enjoy the benefits of a strong and mutually beneficial relationship.

SIMPSON THACHER & BARTLETT

Selected Operating Data, page 84

13.	We note your response to comment 18 in our letter dated June 2, 2014. In order for these operating metrics to assist investors’ understanding of trends in your results over time, we continue to believe you should present these operating metrics for all periods presented in your historical financial statements. As previously requested, please disclose these metrics for the fiscal year ended March 31, 2012.

In response to the Staff’s comment, the Company has added the requested data on pages 87 and 88.

14.	We note your responses to comments 27 and 29 in our letter dated June 2, 2014, and your disclosure within footnote (1) to your GMV data presented on page 84 that you have allocated GMV for Juhuasuan to either Taobao Marketplace GMV or Tmall GMV to reflect the marketplace on which the promoted storefront is located. We assume that you separately track GMV for Juhuasuan, as implied by your use of the word “allocate.” If our assumption is correct, separately disclose the GMV attributable to Juhuasuan to provide investors with an understanding of the transaction volume on this marketplace and the resulting revenue. If you do not believe disclosure of GMV attributable to Juhuasuan is material, tell us why it is meaningful to allocate this GMV to Taobao or Tmall, and revise the disclosure throughout your filing to better explain why you sometimes refer to your China retail marketplaces as consisting of three separate marketplaces, but other times only refer to and analyze changes in your Taobao and Tmall marketplaces.

The Company respectfully advises the Staff that Juhuasuan is a stand-alone marketplace with a distinct website that has its own brand identity among the Company’s customers. Buyers see it as a separate marketplace designed to meet demand for group buying, and sellers consider Juhuasuan an additional avenue for their marketing spending to generate more sales and acquire additional customer traffic. Only Taobao Marketplace and Tmall merchants may purchase promotional slots on Juhuasuan, and transactions from user traffic originated on Juhuasuan are completed on the merchants’ storefronts on Taobao Marketplace or Tmall (i.e., GMV is generated for Taobao Marketplace and Tmall through traffic captured on Juhuasuan). The Company has revised the relevant disclosure to clarify this point on pages 13, 97, 147 and 169.

SIMPSON THACHER & BARTLETT

The Company further advises the Staff that it disclosed the GMV generated from traffic through Juhuasuan as a one-time disclosure item on page 169 in order to provide investors with a sense of the size of that business. For the reasons described above and because the GMV generated from traffic through Juhuasuan represented less than 4% of the Company’s overall GMV in fiscal year 2014, the Company does not believe that this GMV merits separate disclosure in the Registration Statement across all periods.

15.	Your disclosure on page 63 and your response to certain comments indicates that “active sellers” is an appropriate indicator of performance measured that you use. Please quantify and disclose this metric.

The Company respectfully advises the Staff that the Company provided disclosure of the number of active sellers as a one-time illustrative metric to give context to the size and scale of the Company’s ecosystem. Although the existing disclosure explains certain of the considerations used in calculating the number of active sellers, the Company does not view the number of active sellers as a material indicator of performance. The Company focuses on ensuring that its marketplaces have high quality, reliable sellers who provide good customer service, but it does not believe that the absolute number of active sellers is a meaningful statistic for investors to measure the Company’s performance on an ongoing basis. For example, adding ten high quality, reliable sellers who provide a diverse range of products and high quality customer service would be more attractive to the ecosystem than adding 100 sellers all selling the same item with limited customer service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

China Commerce Wholesale, page 90

16.	Please revise your disclosure to provide additional detail related to the transaction platform you created on 1688.com, including the types of activities you will seek to monetize and your progress, if any, on your plans to achieve this monetization. Also disclose the way in which the new platform differs from the way in which sellers and buyers historically conducted business on 1688.com.

In response to the Staff’s comment, the Company has added the requested disclosure on page 93 to provide additional detail relating to the transaction platform on 1688.com.

Results of Operations, page 102

China Commerce, page 104

17.	We note your response to comment 28 in our letter dated June 2, 2014. As you have disclosed material changes in your online marketing services and commission revenues during the periods presented, please revise your discussion and analysis of revenues to provide investors with management’s insight into the extent to which such changes in each of these revenue streams are attributable to changes in prices, changes in the volume or amount of services sold or to the introduction of new services. Further disaggregation of your disclosed revenue groupings into additional revenue streams, as well as the disclosure of additional operating data specific to certain revenue streams, may be necessary to fully explain the material changes over the periods presented. Additionally, revise to explain in more detail the reasons for any trends in your revenue streams, such as the trend that the rate of growth of online marketing services revenue has slowed significantly more than the rate of growth of commission revenue. Refer to Item 5.A.1 of Form 20-F.

SIMPSON THACHER & BARTLETT

In response to the Staff’s comment, the Company has revised the disclosure on pages 107, 108, 112 and 113.

18.	We note that your analysis of revenue for your China commerce retail business continues to focus on changes in GMV from year to year. It is unclear to us that changes in GMV explain changes in these revenues in light of the quarterly data presented at the bottom of page 92. In this regard, while on an annual basis the GMV for your China commerce retail business increased 55.8% as compared to an increase in revenue of 58.8%, there is significantly greater disparity between quarterly fluctuations in GMV as compared to quarterly fluctuations in revenue. For each quarter in fiscal year 2014, GMV increased 17.3%, increased 8.3%, increased 41.5%, and decreased 18.7%, respectively, while revenue increased 28.3%, decreased 0.3%, increased 86.8%, and decreased 42.0%, respectively. Additionally, the fact that changes in GMV resulted in larger impacts on your revenue as the year progressed appears inconsistent with your current disclosure that the impact on your revenue as a result of changes in GMV is becoming less pronounced as mobile usage increases. Please revise your analysis of revenue for your China commerce retail business to better explain the underlying factors that are driving changes in this revenue.

In response to the Staff’s comment, the Company has clarified the disclosure on pages 107, 108, 112 and 113 and removed the referenced language regarding the effect of the increase in mobile usage. The Company also refers the Staff to the additional disclosure on page 96 where it has added a new factor affecting revenue to discuss merchants’ marketing budget spending across periods, which addresses the Staff’s comment relating to certain trends in GMV and revenue within a given year.

Quarterly Results of Operations, page 113

19.	We note your presentation of quarterly historical results and your narrative discussion of quarterly trends and seasonality. For comparability purposes, please disclose quarterly historical results for all three years presented in your historical financial statements.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 117 and 118.

SIMPSON THACHER & BARTLETT

Critical Accounting Policies and Estimates, page 122

Share-based Compensation Expense and Valuation of Our Ordinary Shares, page 123

20.	Once your IPO price is determined, please tell us the proposed price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. If there is a significant difference between your proposed IPO price and the fair value of your ordinary shares as determined in your last contemporaneous valuation report issued by an independent appraisal firm, describe each significant factor contributing to that difference, including whether your underwriters used different assumptions or different comparable companies.

The Company notes the Staff’s comment and will provide the requested information at the requested time once such information becomes available.

21.	We note the tabular presentation of the fair value of your ordinary shares and the narrative explanation of increases in that fair value as presented on pages 127 and 128. Tell us more about the changes in fair value that occurred during fiscal year 2014 and subsequent periods. Specifically:

•	for your use of the guideline company method, tell us more about how you determined which companies were comparable to your own, and tell us whether the companies in this peer group changed over time.

The Company advises the Staff that, for the use of the guideline company method, the Company, with the assistance of an independent appraisal firm, considered the following criteria for the selection of comparable companies:

a)	Before the contemporaneous report dated January 15, 2014, two sets of comparable companies were examined. Valuations derived from these two sets of comparable companies were weighted equally under the guideline company method:

i.	Set A – large scale companies in the Internet industry, namely, Amazon, eBay, Google, Yahoo!, Baidu, Priceline.com, Tencent, Linkedin and Facebook.

ii.	Set B – companies engaged in the e-commerce segment with a similar business nature, namely, Amazon, eBay, MercadoLibre, Rakuten, Yoox, Dangdang, Global Sources and Vipshop.

b)	For the contemporaneous reports dated January 15, 2014 and thereafter, given the fact that the Company has grown significantly, the Company revisited the selection criteria and, in order to have a list of companies more comparable to the Company, consolidated the two sets of companies into a single list, which is now comprised of Amazon, eBay, Google, Yahoo!, Baidu, Tencent, Facebook, MercadoLibre and Rakuten.

SIMPSON THACHER & BARTLETT

•	tell us why use of the option pricing model to allocate your enterprise value continues to be appropriate as the probability increases that this initial public offering will be consummated. Tell us how you considered use of the probability-weighted expected return method.

The Company advises the Staff that, in order to determine the fair value of the Company’s ordinary shares underlying each share-based award grant, the Company first determined its business enterprise value (“BEV”) and then allocated the BEV to each element of its capital structure (i.e., convertible preference shares and ordinary shares) using a hybrid method as described in the AICPA Guide on Valuation of Privately-Held-Company Equity Securities Issued as Compensation, consisting of the probability-weighted expected return method (“PWERM”) and the option pricing model (“OPM”). In the Company’s case, two scenarios were assumed: (1) redemption scenario, in which OPM was adopted to allocate the value between convertible preference shares and ordinary shares; and (2) mandatory conversion scenario, in which equity value was allocated to convertible preference shares and common shares on an as-converted basis. Considering the increasing probability of an initial public offering, the probability of the mandatory conversion scenario was gradually increased in fiscal year 2014 and in subsequent periods up to the most recent valuation date, June 25, 2014. For the contemporaneous valuation report as of June 25, 2014, a 90% and 10% weight was assigned to the mandatory conversion scenario and the redemption scenario, respectively. The Company further advises the Staff that because the convertible preference shares accounted for approximately 4% of the Company’s outstanding capital during the timeframe in question, the impact of assigning different probabilities between the two scenarios is limited. In response to the Staff’s comment, the Company has clarified the disclosure on page 129.

•	we note that you began considering the market transaction method (MTM) in the contemporaneous valuation report as of April 16, 2014. Tell us in more detail how you determined that a 50% weighting of this method was appropriate as of this date and how the change in methodology to give a 50% weighting to the MTM impacted your calculated fair value. Also explain why no weighting was assigned to secondary sales of shares by your existing shareholders to third parties prior to that date. As part of your response, tell us more about the volume of secondary sales of your stock to third parties that occurred during fiscal year 2014 and the subsequent period and the prices at which those sales occurred, and contrast those prices to the fair value per share that you determined using the market and income approaches.

The Company advises the Staff that since the commencement of the IPO process in March, there has been a substantial increase in the volume of trading of secondary shares of the Company as compared to earlier periods. Accordingly, the Company only began to supplement the valuation of its ordinary shares with the market transaction method (the “MTM”) in the contemporaneous valuation report as of April 16, 2014. Given the substantial volume of secondary shares transacted, the Company considered that a weighting should be applied between the MTM and the income and market approach, and considered that a 50% weighting to the MTM was appropriate as independent market transactions are important indicators of fair value as the Company approaches IPO.

SIMPSON THACHER & BARTLETT

For the purpose of the fair value assessment of the Company’s ordinary shares, the following secondary sales transaction volume of the Company’s ordinary shares since April 1, 2013 and up to the most recent month was considered:

	Fair value per share estimated by the Company	Secondary shares Transactions		Per contemporaneous valuation report applicable for the period
		No. of shares transacted	Weighted average price (Price range)	Income approach (date of report)	Market approach (date of report)
	US$		US$	US$	US$
For the quarter ended
June 30, 2013	$15.50-$18.50	1,460,362	$19.03 ($15.50-$25.00)	$18.33 (April 30, 2013)	$18.27 (April 30, 2013)
September 30, 2013	$18.50-$22.00	586,775	$24.15 ($14.93-$28.00)	—	—
December 31, 2013	$22.00-$25.00	1,420,116	$30.12 ($23.00-$37.50)	$24.09 (October 10, 2013)	$25.41 (October 10, 2013)
For the month ended
January 31, 2014	$25.00-$32.00	—	—	$29.98 (January 15, 2014)	$33.00 (January 15, 2014)
February 29, 2014	$32.00	143,966	$42.63 ($22.20-$56.00)	—	—
March 31, 2014	$32.00-$40	851,900	$55.00 ($24.50-$56.00)	—	—
April 30, 2014	$40.00-$50.00	10,443,189	$55.05 ($25.00-$58.00)	$40.08 (April 16, 2014)	$51.09 (April 16, 2014)
May 31, 2014	$50.00	4,006,798	$60.07 ($45.00-$68.50)	—	—
June 30, 2014	$50.00-$56.00	3,948,064	$56.13 ($28.09-$78.00)	$47.32 (June 25, 2014)	$57.43 (June 25, 2014)

SIMPSON THACHER & BARTLETT

As discussed above, the MTM was not adopted prior to the contemporaneous valuation report as of April 16, 2014 because the individual size and the aggregate volume of transactions in earlier periods were not as significant and because these secondary sales were mostly among employees, the Company does not consider the share prices to be representative for purposes of the valuation of the Company’s ordinary shares. Accordingly, the Company previously only relied on the income and market approach when estimating the fair value of its ordinary shares for accounting purposes.

•	we note the increase in the fair value of your stock to $40 in March 2014 and $50 in April 2014. Explain in more detail the factors to which you attribute these increases. If possible, explain the quantified impact of each contributing factor discussed on page 128. To help us further understand the underlying factors that drive changes in the fair value of your stock, also explain why the fair value did not change between April 2014 and June 16, 2014.

The Company advises the Staff that the valuation process is normally carried out on a quarterly basis. Although the Company was still in the process of formulating the management budget and forecast for fiscal year 2015, an immediate revaluation of the fair value estimate by mid-March because of the speculation in the public media regarding the Company’s initial public offering plan, which led to a substantial increase in both the volume of secondary sales of the Company’s ordinary shares and the prices at which such sales were transacted. At such time, the Company estimated the fair value based on high level financial forecasts in the income and market approach and with references to the prices of secondary share sales. No contemporaneous valuation report by an independent appraisal firm was prepared in March 2014 to assist the Company’s management to estimate the fair value of ordinary shares at US$40.

SIMPSON THACHER & BARTLETT

To assist the Staff in understanding the details underlying the factors that drove changes in the fair value of the Company’s ordinary shares, the Company has prepared the following illustration to reconcile the fair values based on the contemporaneous valuation reports as of January 15, 2014 and April 16, 2014:

US$
Fair value as of January 15, 2014	$32.00
Increases due to:
Guideline Company Method and Discounted Cash Flow Method
- increase caused by change in base year for forecast	$6.50
- decrease in discount rate	$4.00
- increase caused by adjustments to valuation metrics to reflect higher growth	$2.10
- decrease in marketability discount	$1.10
Market Transaction Method
- impact of using MTM valuation model	$4.30
Fair value as of April 16, 2014	$50.00

The Company advises the Staff that the fair value did not change between April 2014 and June 16, 2014 because there were no indicators of a change in value that would have indicated a need to reassess the fair value between the quarterly periods, and accordingly no valuation reports were made between those dates. The Company notes that the most recent share-based grant made at US$50.00 was made in late May, approximately one month after the April valuation. In addition, the Company further advises the Staff that the Company estimated the fair value of the ordinary shares to be US$56.00 as of June 25, 2014, based on a contemporaneous valuation report.

Business, page 132

22.	We note the information in your letter relating to the buyers and sellers on your marketplaces from Iran, Syria, Sudan and Cuba. We note that your Form F-1 does not include disclosure about these countries. In addition to the quantitative information you provided about the number of members from these countries and the amount of revenues from members in these countries, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential reputational impact and possible resulting impact on share value from conducting business with these countries, and in the event that weapons-related products are purchased in these countries or sanctioned transactions including those involving Iranian origin crude oil purchases occur, notwithstanding your policies relating to these products. We note that some institutional investors have proposed or adopted divestment or similar initiatives with respect to companies that do business with U.S.- designated state sponsors of terrorism.

In response to the Staff’s comment, the Company has added a new risk factor starting on page 42 to address the relevant issues and risks from the activities on the Company’s marketplaces by users from certain OFAC-sanctioned countries.

SIMPSON THACHER & BARTLETT

Related Party Transactions, page 221

Agreements and Transactions Related to Small and Micro Financial Services Company and its Subsidiaries, page 222

23.	Please revise your disclosure to quantify the percentage of economic and voting interests to be held by Jack Ma, Junao and Junhan once the restructuring of Small and Micro Financial Services Company is complete. Also explain in this section how Jack Ma, as general partner, is able to exercise voting power of Junao when, as you indicate above, the interests of Junao are held by certain members of the Alibaba Partnership. Also describe the business purpose of this transfer. In addition, explain the proposed accounting treatment for this transfer.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 227 and 228. As described in the revised disclosure, the Company is unable to quantify the exact percentage of economic and voting interests to be held by the various shareholdings prior to the execution of any restructuring, although it has indicated the maximum economic interest that Jack Ma would hold following such a restructuring and disclosed the intention that the combined ownership of Jack Ma, Junao and Junhan will continue to constitute a majority of outstanding shares of Small and Micro Financial Services Company.

With regards to the accounting for the potential transfers described in the second bullet point on page 228, the Company advises the Staff that it expects that such awards will be structured similarly to grants by Junhan to the Company’s employees and will have substantially the same accounting treatment described in Note 8(f) to the financial statements in the Registration Statement. The Company also refers the Staff to its response to comment 83 in the Staff’s letter date June 3, 2014 where it addressed the way in which this type of transfer would be treated for accounting purposes. The Company has added a cross reference in the MD&A discussion on page 132 to clarify the expected accounting treatment of such awards.

24.	Revise your disclosure to state whether the PBOC regulations prohibit foreign ownership, foreign control, or both, and how the Alipay structural changes were intended to respond to these regulations.

In response to the Staff’s comment, the Company has added the requested disclosure on page 227.

25.	We note your disclosure here and on page F-32 that in 2011-when the licenses for online payment companies to operate in China were first issued-no additional regulations over the scope of business, qualifications of any foreign investor and any foreign ownership percentage had been implemented. Revise your disclosure to clarify whether the contemplated regulations were implemented. If not, revise your disclosure regarding the restructuring throughout your filing accordingly. For example, on page 10 you refer to “separation due to regulatory reasons,” which suggests that the regulations are effective.

SIMPSON THACHER & BARTLETT

In response to the Staff’s comment, the Company has added the requested disclosure on pages 10, 227 and F-32.

Alipay Commercial Agreement, page 224

26.	Please revise your disclosure to clarify what would happen if your independent directors and the director designated by SoftBank failed to approve the fees.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 229 to describe the relevant contractual provision.

Financial Statements for the Fiscal Year Ended March 31, 2014

Consolidated Statements of Changes in Shareholders’ Equity, page F-7

27.	We note your response to comment 58 in our letter dated June 2, 2014. Given your statement in response to comment 75 that “the economic substance of the Partner Capital Investment Plan is akin to selling options for US$4 per right to purchase the ordinary shares of the Company,” it remains unclear to us that the substance of this transaction is the issuance of equity of your subsidiaries such that it should be recorded as noncontrolling interests. If you continue to believe this transaction should be reflected as noncontrolling interests, tell us in more detail, including a citation to the applicable accounting guidance and explaining why the accounting presentation would not reflect the economic substance.

The Company advises the Staff that it believes that this transaction should be reflected as noncontrolling interests. The arrangement is akin to the selling of options for US$4 per right. Had the arrangement been made directly by the Company, the US$4 per right paid by the individuals would have been accounted for as contributions to the Company and recorded as additional paid-in capital, which is why the Company noted in its response to comment 75 in the Staff’s letter dated June 2, 2014 that the economic substance of the transaction is akin to the selling of options for US$4 per right. However, the arrangement was made through two consolidated subsidiaries (the “Entities”), where the “options” were actually in the form of convertible preference shares (“CPSs”) of the Entities which could be converted into exchangeable ordinary share (“EOSs”) of the Entities that eventually would be exchangeable for ordinary shares of the Company after the non-exchange period (8 years from the subscription date). The only assets held in the Entities are the ordinary shares of the Company and the cash contribution made by the respective holders of CPSs. These holders of CPSs are investors at the Entities’ level and they have no right to the other corporate assets of the Company. As such, the legal and economic rights of the CPSs are different from those of the ordinary shares of the Company. The proceeds of US$4 per CPS received from the respective individuals represent permanent equity contributions to the consolidated subsidiaries rather than contributions to the Company, and therefore should be accounted for as noncontrolling interests under ASC 810 instead of additional paid-in capital of the Company. After the non-exchange period, the holders of EOSs are entitled to exchange the EOSs for an equivalent number of ordinary shares of the Company. Upon such exchange, the noncontrolling interests will be transferred to additional paid-in capital in the consolidated financial statements of the Company.

SIMPSON THACHER & BARTLETT

Note 2. Summary of Significant Accounting Policies, page F-13

(e) Segment Reporting, page F-18

28.	Tell us what specific and discrete financial information exists for each of your business units. You indicate in your response that discrete operating results do not exist because the company does not allocate operating costs or assets to business units in making business decisions. Please note that how information is used is not a consideration in determining whether discrete financial information is available.

The Company advises the Staff that discrete revenue information exists for certain marketplaces, as disclosed in Note 5 on page F-36. These marketplaces include: (i) China retail, which is comprised primarily of Tmall, Taobao and Juhuasuan, (ii) China wholesale, which is comprised primarily of 1688.com, (iii) international retail, which is comprised primarily of AliExpress, and (iv) international wholesale, which is comprised primarily of Alibaba.com. All revenues generated from online marketing services are initially recorded in the Alimama business unit, the Company’s online marketing services platform, and then allocated to the revenue streams set forth in Note 5 to the financial statement of the Registration Statement. Discrete revenue information does not exist beyond the foregoing. For instance, it is not possible or meaningful to attribute revenue from Tmall merchants’ purchases of online marketing services on the Taobao Marketplace to a specific business unit because no individual business unit is responsible for that revenue.

With respect to cost information, the Company refers the Staff to the consolidated summary of expenses provided on a supplemental and confidential basis in connection with the Company’s response to comment 29 below.

29.	You state that your accounting system does not allocate certain significant expenses across different business units. Please tell us specifically what expenses are allocated to business units and what expenses are not allocated to business units. In addition, tell us the percentage that each expense represents of the total.

The Company refers the Staff to the organizational chart attached as Appendix 2 to the June 16 Response Letter. In response to the Staff’s comment, the Company has provided a consolidated summary of how the Company records expenses in its various business units for the Staff’s reference on a supplemental and confidential basis. In the summary, the expenses are segregated into four categories: costs of services, product development expenses, sales and marketing expenses and general and administrative expenses, and such presentation is consistent with and, taken together, represents all of the expenses included in the Company’s consolidated financial statements. As shown in the summary, in the fiscal year ended March 31, 2014, 55% of the Company’s expenses are recorded in customer facing units, and 45% are recorded in shared services platforms and back end support departments. The underlying figures supporting the aforementioned percentages are generated from the Company’s accounting system. However, the accounting system is not configured in such a way to enable full expense allocation across business units.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that the Company records expenses such as staff costs directly in different business units, including in many cases customer facing business units, based on the unit in which the headcount belongs, and such expenses are not charged to other business units that benefit from such employees’ services. In addition, traffic acquisition costs, which are paid to the Company’s third-party marketing affiliates, are mostly recorded in the shared services platforms and back end support departments and not recorded according to the marketplaces that benefit from the traffic. Another example is that depreciation, co-location and bandwidth expenses, which consist primarily of depreciation charges on servers, co-location and bandwidth, are recorded in infrastructure operations and are not recorded in specific customer facing business units that benefit from these services.

The Company advises the Staff that it does not have access to discrete financial information with respect to each of its business units that would allow it to create a meaningful measure of profitability for its business units. The Company has not taken steps to create accounting systems that would enable it to measure profitability at the individual business unit level because, among other things, the Company believes that tracking revenue and expenses in this manner would be detrimental to the promotion of the overall health of the Company’s ecosystem, would inhibit cooperation among the Company’s business units and would not be valuable in managing its business units. The Company believes that by focusing on cross platform costs and results on a company-wide basis, the Company maximizes the ability to grow its highly inter-related ecosystem and successfully develop its business.

30.	You state that the Chief Financial Officer reviews financial results. Please tell us the specific financial information to which the CFO has access for each of your business units.

The Company advises the Staff that the Chief Financial Officer has access to and reviews consolidated financial review packages prepared by the Company’s finance department on a quarterly basis. A sample of this package was provided to the Staff on a supplemental and confidential basis for reference together with the June 16 Response Letter. The information in the package primarily relates to financial results at the consolidated level. The Chief Financial Officer may request additional information, such as the underlying business unit information as presented in the consolidated summary described in the Company’s response to comment 29 above, and such information would then be prepared and provided to the Chief Financial Officer.

Furthermore, all members of the strategic committee of the Company, including the Chief Financial Officer, have access to and review the key operating metrics of the Company on a daily basis.

SIMPSON THACHER & BARTLETT

31.	We note your statement that each manager of your business units reports to either the Chief Executive Officer or the Chief Financial Officer. Please tell us which specific individuals directly report to your CEO, COO, and CFO.

In response to the Staff’s comment, the Company has provided on a supplemental and confidential basis a summary of the reporting relationships of the managers of the key business units of the Company for the Staff’s reference.

32.	Please tell us in detail how results derived from each business unit depicted in your summary organization chart in Appendix 2 are reflected in your consolidated financial statements. For example, tell us whether consolidated revenue is the sum of each of the business units in Appendix 2 or whether the business units in Appendix 2 reflect a matrix form of an organization.

The Company advises the Staff that all of the Company’s revenues and costs are recorded in the business units depicted in the summary organization chart, either in customer facing units or shared services platforms and back end support departments. The Company’s consolidated financial results are the sum of the results of all of its business units given that its structure does not reflect a matrix form of an organization. For example, the consolidated revenue of the Company is comprised of revenues recorded in the online marketing services platform, which represents the majority of the Company’s revenues, as well as other revenues recorded in other business units of the Company. There is no double-counting of revenues or costs recorded in the business units. Notwithstanding this non-duplicative allocation, the revenues and costs are not reflective of the particular business unit’s profitability or relative contribution to the Company’s overall operating results.

33.	You state that members of the strategic committee have direct and immediate access to various metrics in daily reports from the relevant business units. In your response, please describe these metrics and identify any other financial information to which the members of the strategic committee have access. Provide us with examples of the daily reports for Taobao, Tmall, Juhuasuan and Alibaba.com.

In response to the Staff’s comment, the Company has separately provided examples of daily reports for Taobao, Tmall, Juhuasuan and Alibaba.com, together with explanations where necessary to explain the use of the metrics provided therein, for the Staff’s reference on a supplemental and confidential basis.

34.	Please tell us in further detail how resource allocation decisions are made (e.g., the roles of individual members of the committee in the decision-making process, how disagreements are resolved, whether the committee votes on decisions, etc.) and tell us examples of how resource allocation decisions are made in the committee’s regular meetings outside of the budgeting process.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that during the budgeting process, members of the strategic committee participate in the review and discussions of the operating plans of each business unit proposed by the unit managers. Operating targets for the upcoming year are set based on consensus by the committee members. Accordingly, there is no formal voting process in the event of disagreements; rather, committee members are encouraged to voice their opinions and discuss alternative proposals until a consensus is reached. This practice is also adopted for the approval of the final budget where committee members openly discuss the relative importance of the proposed expenditures and priorities related to the strategy of the Company until reaching a consensus.

Once the annual budget is set, resource allocation decisions which are within the budget approved by the strategic committee are approved by appropriate managers with pre-approved authorization limits according to their job levels, depending on the amounts of the expenditures. If the planned expenditures exceed budget, approval by the officer to whom the manager reports is required. For expenditures where the amounts are more significant and strategically important to the Company, approval by the strategic committee is required.

35.	With respect to your budgeting process, please:

•	tell us the specific operational targets to which the strategic committee reaches agreement with the business unit managers and which business units are involved.

The Company advises the Staff that, in general, operational targets for each business unit are established by the CODM. These operational targets include numerous specific targets set in multiple areas, and none of the targets is financial in nature. For instance, the operational targets for Tmall in the current year include targets relating to the core operations of the marketplace, as well as other measures relating to merchant satisfaction, customer experience, data management, and culture and team management. The Company believes that these targets are representative of the types of targets used across the Company’s major business units. The following are examples of specific operational targets which may change from year to year and which were agreed upon for Tmall for fiscal year 2015:

Core operations

•	GMV targets for physical and virtual goods

•	Number of mobile unique visitors

•	Percentage growth in key cities

•	Number of monthly orders in Tmall supermarket business

Merchant satisfaction

•	Increase the efficiency of the merchant registration process; arrange quarterly meetings with key merchants

SIMPSON THACHER & BARTLETT

Customer experience

•	Streamline the registration process and differentiation of services standards for different vertical product categories; implement the Tmall membership tiering system

Data management

•	Targets for GMV generated from buyers’ customized webpages

•	Develop merchant selection algorithms and automated process for promotional activities

Culture and team management

•	Specific metrics pertaining to recruitment, training, and dismissal, building of Alibaba culture and values

•	tell us how the strategic committee resolves requests made by the business units for amounts other than those initially determined.

The Company advises the Staff that once the annual budget is set, resource allocation requests where amounts exceed the budget must be approved by the CODM representative to whom that business unit manager reports, based on factors such as the relative importance of the proposed expenditures and priorities related to the strategy of the Company. Any significant variations that are approved will also be reported to the full CODM by that representative for their ratification.

•	when actual performance diverges from budgeted amounts, tell us how the strategic committee learns of these circumstances and how the committee interacts with the business units to effect change.

The Company advises the Staff that members of the strategic committee have direct and immediate access to daily reports from business units which contain various operating metrics of each unit. On a daily basis, informal discussions occur among different members of the strategic committee to discuss the overall growth and health of the Company’s businesses and/or individual business units. If necessary, members of the strategic committee individually contact the relevant business unit managers or invite the business managers to speak to the strategic committee to discuss the latest circumstances surrounding the unit and to effect necessary changes.

In addition, as part of the design of the Company’s internal controls and systems, proposed expenditures which exceed the budgeted amounts cannot be processed within the system and require approval as described in the immediately preceding bullet point.

36.	You state that compensation is determined, in part, based on the completion of operating metric targets previously agreed to with the CODM. Please tell us the specific operating metric targets to which you refer in this statement because it is unclear whether these targets are the same as those to which you refer in other parts of your response where you state: (1) “Each business unit is managed by a manager responsible for its performance based on operational metrics, but not financial operating results…;” (2) “…the strategic committee…agrees to operating targets; (3) “the assessment of results will focus on…operating metric targets;” and (4) “…segment management (who reports to the CODM) reviews the component’s operating results (mainly operating metrics) on a regular basis for the assessment of impairment of goodwill.”

SIMPSON THACHER & BARTLETT

The Company advises the Staff that, at the beginning of each fiscal year, operating targets for each business unit are agreed by the strategic committee. The completion of these targets would affect the level of compensation of the business unit managers. The phrases cited above, specifically “operational metrics,” “operating targets,” “operating metric targets” and “operating metrics,” all refer to the same operating targets. These operating targets are the same as those referred to in other parts of the Company’s responses. Examples of the operating targets on which compensation is determined are included in the Company’s response to comment 35 above.

(g) Revenue Recognition, page F-18

37.	We note your responses to comments 65 and 66 in our letter dated June 2, 2014. Please revise your disclosure to clearly indicate the revenue recognition policies applicable to revenue streams that are not yet material.

In response to the Staff’s comment, the Company has revised the disclosure in Note 2(g) on page F-18 to disclose the revenue recognition policy of the bundled sale of membership packages on its International wholesale marketplace even though the contribution of this revenue stream to the Company’s total revenues is not significant.

38.	We note your responses to comments 67 and 68 in our letter dated June 2, 2014. In your response, please provide us with a more specific and comprehensive discussion regarding why you believe revenue from arrangements to provide pay-for- performance marketing services and display marketing services on third-party websites should be recognized on a gross basis. Please tell us the following in your response:

•	clarify differences between your online auction and real-time bidding systems.

The Company advises the Staff that the online auction system refers to the system used for P4P marketing services where the merchants/advertisers may participate in the bidding process for keywords. Real-time bidding system refers to the system used for display marketing services where the merchants/advertisers may participate in the bidding process for display positions. If a merchant intends to participate in both P4P marketing services and display marketing services, the merchant is required to log into both systems to provide the respective bidding information.

SIMPSON THACHER & BARTLETT

•	more fully describe how the real-time bidding system determines display positions on third-party websites. Tell us when and how often bids are placed and which parties participate in the bidding system.

The Company advises the Staff that merchants provide bidding information (e.g., the types of marketing materials, the bid price, the script, etc.) to the Company’s real-time bidding system and such information is stored in the real-time bidding system. Merchants may place and modify bids anytime according to their own marketing needs and budgets and/or in reaction to competing bids. When a user visits the website of a third-party marketing affiliate, java script embedded on such website generates a feedback signal to the real-time bidding system. The feedback signal triggers the process whereby the Company’s system ranks the prevailing bids entered by different merchants according to an algorithm, which includes price, position and other consideration factors. The marketing materials of the top ranking bid are displayed on the third-party marketing affiliate’s website in specific positions determined by the contract between the Company and the third-party marketing affiliate.

•	explain the relationship between an online auction system that determines the price paid when a buyer clicks on the text or picture links and the system that determines the positioning of the text or picture links.

The Company advises the Staff that the process with respect to the online auction system underlying the P4P marketing services through the website of third-party marketing affiliates is similar to the process of the real-time bidding system described in the bullet point above, except that a user has to input a keyword in order to trigger the mechanism of the online auction system to start the ranking process. Positioning of the text or picture links of the merchants is determined by an algorithm that takes into account, among other factors, relevance, price, quality of the merchants and transaction history, with relevance being the most important factor. The ranking and pricing processes are performed simultaneously by the online auction system.

•	tell us whether bids are entered into the online auction system when merchants sign agreements or on an ongoing basis.

The Company advises the Staff that once a merchant participating in online marketing services has entered into standard contracts for the use of the Company’s system, the merchant may access the system through a self-serve bidding system and choose, among other criteria, the timeframe in which its ads are active and its total budget for that marketing activity. Merchants are not required to sign such contracts on an ongoing basis.

•	identify examples of your third-party marketing affiliates.

The Company advises the Staff that the Company’s third-party marketing affiliates include large, medium and small websites, mobile apps and Internet browsers in China. These third-party marketing affiliates include portals, movie/video websites, music websites, vertical sites, social media websites, search engine, navigation websites, online game websites, as well as various mobile apps and Internet browsers, among others. As of December 31, 2013, the Company had over 600,000 third-party marketing affiliates.

SIMPSON THACHER & BARTLETT

•	tell us how merchants are matched to third-party marketing affiliates. In addition, tell us if merchants have any ability to restrict product listing, service listings or advertising displays from being placed on any third-party marketing affiliate sites.

The Company advises the Staff that there are certain attributes, such as geographical location or user demographic of the target users, that merchants may choose when they enter their bid into the online auction system (or real-time bidding system). Merchants may choose to opt out of online marketing services offered through websites of third-party marketing affiliates as a whole, but they cannot choose whether to restrict product or service listings on sites of specific third-party marketing affiliates. It is up to the Company’s systems to determine and place the merchants’ marketing materials onto the websites based on an algorithm and process as detailed in the Company’s response to the second bullet point above.

•	tell us how parameters such as size or customization of the product listing, service listings, or advertising displays are determined.

The Company advises the Staff that the size or customization of the product or service listings or marketing materials is determined between the Company and its third-party marketing affiliates. The content of text or picture links or marketing materials is subject to review based on the Company’s policy before they are placed.

•	provide us with a more comprehensive discussion explaining why you believe you are the primary obligor in these arrangements.

The Company refers the Staff to the chart attached as Appendix 1 to this letter. The Company advises the Staff that the Company has concluded that it is the primary obligor in these arrangements.

•	describe in more detail the fees you receive from these arrangements and how the amount of such fees is determined. We note you may receive either a fixed amount or a fixed percentage. Tell us what consideration you have given to whether these fees are considered fixed under ASC 605-45-45-17.

The Company advises the Staff that revenue generated from the merchants using online marketing services through the online auction or real-time bidding systems is based on the competitive bid price that merchants are willing to pay without regard to any arrangements between the Company and its third-party marketing affiliates. Through the Company’s systems, such online marketing materials are placed on the websites of multiple third-party marketing affiliates selected by the Company based on an algorithm that reflects the Company’s experience in enhancing the traffic and return on investment for merchants. The settlement of the traffic acquisition costs between the Company and its third-party marketing affiliates could be in the form of a fixed amount for the underlying website inventory or a fixed percentage based on the revenue of online marketing services from the merchants and such economics are subject to commercial negotiation without the involvement of merchants. For the above reason, the Company believes it is not earning a dollar amount from a particular merchant or for a particular customer transaction that would be considered fixed under ASC 605-45-45-17.

SIMPSON THACHER & BARTLETT

•	we note that an online auction system determines the positioning of text or picture links. Tell us how pricing is considered at this point of the arrangement. We also note your statement that when a buyer clicks on a text or picture link, the online auction system determines the price of the click. Tell us if and how this price is impacted by the original bid made for the positioning of the text or picture link.

The Company advises the Staff that the original bid price by a merchant is not the final price that the merchant pays on a per click basis. The Company’s pricing algorithm adjusts the final price that the merchant should pay, which is less than the original bid price, based on a formula which takes into account, among other criteria, the relevance of the keywords to the text or picture links and other competitive bids. Through such mechanism, the Company not only considers the bid price by merchants but also other criteria to ensure optimal user experience on the Company’s marketplaces or the websites of third-party marketing affiliates.

•	we note that you undertake inventory risk in certain arrangements. Tell us when this happens, how often, and the significance of the risk.

The Company advises the Staff that the Company acquires the majority of its website inventory by entering into arrangements to pay a fixed percentage of the online marketing services revenue generated from such arrangements to third-party marketing affiliates. However, depending on the relative commercial bargaining power between the Company and the third-party marketing affiliates, the Company does, from time to time, enter into arrangements to pay a fixed amount for website inventory for a specified period of time. In some cases, third-party affiliates could ask for such arrangement to secure their revenue. In other cases, the Company would secure inventory from third-party affiliates for a specified period of time at a fixed fee if the price is commercially justified. In fiscal year 2014, approximately 39% of the traffic acquisition costs incurred were attributable to fixed fee arrangements with third-party marketing affiliates. There are cases in which the Company incurs losses when the revenue from online marketing services placed on websites of those third-party marketing affiliates is not sufficient to cover the related costs due to the lower quality of their traffic. Regular reviews are conducted on fixed fee arrangements between the Company and third-party marketing affiliates to determine whether the Company should continue cooperation with such affiliates or engage in price renegotiation after the original contract period.

SIMPSON THACHER & BARTLETT

(v) Goodwill, page F-25

39.	We note your response to comment 71 in our letter dated June 2, 2014 and have the following comments:

•	we note your statement that “Others” includes numerous smaller reporting units. Tell us which smaller reporting units are included within that category.

The Company advises the Staff that “Others” represents the goodwill arising out of recent business combinations relating to certain smaller emerging reporting units. Since the balances arising from these acquisitions are individually small, they were aggregated for presentation purposes. These goodwill balances are associated with the Company’s emerging businesses in the digital entertainment (including music, video and games), mobile, data and Internet infrastructure areas.

•	tell us which business units are included in “Retail Marketplaces” and why it is one reporting unit.

The Company advises the Staff that the largest reporting unit should be clarified and referred to as “China Retail Marketplaces.” The entire goodwill balance within this reporting unit arose from the transaction in 2005 relating to Taobao. The businesses of Tmall and Juhuasuan, which are considered part of China Retail Marketplaces, were grown organically without any merger and acquisition transactions. Accordingly there is no goodwill balance related to these business units. For the purpose of impairment assessment of the goodwill balance, “China Retail Marketplaces” is determined to be a reporting unit because it represents one level below the operating segment of the Company for which discrete financial information can be prepared and made available.

•	we note that discrete cash flow information is available for each component. Tell us in additional detail about this discrete information along with any other financial information that exists for your reporting units.

The Company advises the Staff that the business managers report the overall performance of their respective business units to the CODM, mainly based on non-financial factors. Although there is no discrete financial or cash flow information of reporting units readily available to business unit managers or the CODM, such information can be prepared with certain management assumptions on allocation if and when it is necessary to perform Step 1 testing on the reporting units. The results of each reporting unit are monitored with emphasis on operating metrics and other non-financial indicators of the underlying business units included in a given reporting unit, but not on any financial results. In the event that an impairment indicator is triggered, the Company makes various estimates on the fair value of the reporting units in order to derive the impairment charge according to ASC 350-20-35.

SIMPSON THACHER & BARTLETT

Note 4. Significant Acquisition and Equity Transactions, page F-30

(c) Restructuring of Payment Services, page F-32

40.	We note from your response to comment 72 in our letter dated June 2, 2014 that you are the nonprimary beneficiary holder of a variable interest in Alipay. Please revise to include the disclosure specified in ASC 810-10-50-4, if material.

In response to the Staff’s comment, the Company has revised the disclosure in Note 4(c) on pages F-34 and F-35. The Company advises the Staff that it has considered the following disclosure requirements specified in ASC 810-10-50-4 due to the fact that the Company is the non-primary beneficiary holder of a variable interest in Alipay.

a) The nature of its involvement with the VIE and when that involvement began.

The Company has disclosed the nature of its involvement with Alipay and when that involvement began in Note 4(c) on page F-35.

b) The nature, purpose, size, and activities of the VIE.

The Company has disclosed the details of Alipay, including nature, purpose and activities, in Note 4(c) on page F-35.

c) The reporting entity’s maximum exposure to loss as a result of its involvement with the VIE.

The maximum loss represents the maximum exposure that would be absorbed by the Company in the event that all of the assets of the VIE are deemed worthless. The assets and liabilities in the Company’s balance sheet that relate to Alipay are the amounts due from and due to Alipay. The Company considers the net amounts due from Alipay as not significant. As such, the maximum exposure to loss is not significant as well (representing 0%, 0% and 1.3% of Company’s total assets as of March 31, 2012, 2013 and 2014, respectively).

d) The carrying amounts and classification of the assets and liabilities in the reporting entity’s statement of financial position that relate to the reporting entity’s variable interest in the VIE.

The carrying amounts and classification of the amounts due from Alipay and amounts due to Alipay in the Company’s balance sheet have been discussed in Note 13 “Prepayments, receivables and other assets” on page F-56 and Note 19 “Accrued expenses, accounts payable and other liabilities” on page F-62, respectively. The Company has revised the disclosure of Note 4(c) on page F-35 to include the amounts due from and due to Alipay, respectively.

e) A tabular comparison of the carrying amounts of the assets and liabilities and the reporting entity’s maximum exposure to loss.

A tabular comparison is not presented due to the fact that the Company considers the net amounts due from Alipay as well as the maximum exposure to loss associated with this balance as not significant to the Company (representing 0%, 0% and 1.3% of Company’s total assets as of March 31, 2012, 2013 and 2014, respectively).

SIMPSON THACHER & BARTLETT

f) Information about any liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of the reporting entity’s variable interest in the VIE.

The Company is not aware of any liquidity arrangements, guarantees or other commitments by third parties that may materially affect the fair value or risk of the Company’s variable interest in Alipay, and as a result no disclosure is considered necessary.

g) Significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance is shared.

The Company believes that this is not applicable due to the fact that there is no sharing of such power. Jack Ma has the decision making power over Alipay through his direct shareholding and his position as general partner of Junao and Junhan, which also hold equity interests of Alipay.

Note 8. Share-based Awards, page F-39

41.	We note your response to comment 75 in our letter dated June 2, 2014. Tell us in a more comprehensive manner why you do not believe the non-compete provision is an in-substance service condition. Your response should include consideration of the specific terms of the provision and whether any of the holders of the subscription rights are compelled to provide services to you.

The Company advises the Staff that the Company has considered the implementation guidance under ASC 718-20-55 in determining whether the non-compete provision under the Partner Capital Investment Plan constitutes an in-substance service condition.

The Partner Capital Investment Plan was made available only to the members of the Alibaba Partnership (excluding Jack Ma and Joseph Tsai). These partners are executive officers, business managers and senior personnel of other functions. Since all eligible subscribers are partners of Alibaba Partnership and they all have worked for a significant period of time in the Company, they have accumulated personal wealth relative to the size of their investment in the Partner Capital Investment Plan , particularly given their other shareholding in the Company and considering the history of the liquidity programs made available to them. Accordingly, from the subscribers’ perspective, they have achieved financial independence and would not be economically compelled to work for a living.

In addition, these subscribers are senior management of the Company or related entities, who possess managerial skills that could be applied to other corporations that are not competitors of the Company without violating the non-compete provisions.

SIMPSON THACHER & BARTLETT

From the Company’s perspective, the Partner Capital Investment Plan is intended to be an investment plan instead of a compensation plan, as evidenced by the subscription price being higher than or equal to the fair value of the corresponding subscription right. Therefore, the subscribers do not enjoy any immediate economic benefits upon subscription, but may enjoy capital gain in the long-term as investors.

All of the subscribers under the Partner Capital Investment Plan are subject to the same set of non-compete provisions, which in general restrict the individuals and their immediate family members from investing in or working for competitors of the Company or performing any act which may confer a competitive benefit or advantage upon such competitors, or is seriously and materially detrimental to the interests of the Company and its related entities. The non-compete provisions also restrict the individuals from, among others, recruiting, soliciting, contacting, or employing any person employed by the Company for the interests of such competitors. However, there are no explicit or implicit service conditions which require the individuals to remain employed by the Company in order to benefit from this investment plan of the Alibaba Partnership.

Although the individual partners do not have the right to sell the subscription rights under the Partner Capital Investment Plan, the Company believes this is not significantly different from an investor investing in shares which are subject to a lock-up period. Considering the above facts and circumstances, the Company believes that the arrangement under the Partner Capital Investment Plan does not constitute an in-substance service condition.

From an accounting perspective, as such subscription rights are fully paid for at or above their fair value by the subscribers, no share-based compensation expense is to be recognized.

42.	We note your response to comment 83 in our letter dated June 2, 2014. Tell us what business activities, if any, Junhan performs. Tell us how Junhan accesses cash and explain why you have no obligation to reimburse Junhan, Small and Micro Financial Services Company or its subsidiaries for the cost associated with the awards.

The Company advises the Staff that Junhan is currently an investment holding company and has no other business activities. Junhan’s sole asset is the equity in Small and Micro Financial Services Company contributed by Jack Ma and Simon Xie. To the knowledge of the Company, Junhan anticipates raising capital by disposing of its equity interests in Small and Micro Financial Services Company or by raising debt. Cash raised could then be used to settle the awards as and when Junhan decides to launch a liquidity program with the award holders.

The original intent of granting such awards is to recognize the contributions of the Company’s employees to developing Small and Micro Financial Services Company, both before the Company’s divestment of Alipay in 2011 and thereafter. In addition, because such awards are subject to vesting conditions, they provide additional incentives to such employees to continue to contribute to the Company’s ecosystem. Accordingly, such awards were granted by Junhan to the Company without the Company’s obligation for reimbursement.

SIMPSON THACHER & BARTLETT

Note 14. Investment in Equity Investees, page F-56

(b) Investment in UCWeb Inc. (“UCWeb”), page F-56

43.	We note your response to comment 78 in our letter dated June 2, 2014 and have the following comments:

•	tell us the percentage of your voting and economic interests in UCWeb. The information in your response does not appear consistent with information in your filing.

The Company advises the Staff that its voting and economic interests in UCWeb were approximately 65% and 66% as of December 31, 2013 and March 31, 2014, respectively, held in the form of convertible preference shares.

Under the Memorandum and Articles of Association of UCWeb as in effect on those dates, the management of UCWeb was entitled to and had appointed the majority of the directors of UCWeb while the remaining directors were appointed by the Company. Therefore, management had control over UCWeb at that time.

The Company respectfully advises the Staff that the 65% economic interests in UCWeb referenced in the response to comment 78 in the Staff’s letter dated June 2, 2014 represents the Company’s interests in UCWeb as of December 31, 2013.

On pages F-56 and F-57 of Amendment No. 1 to the Registration Statement, the Company disclosed that it had entered into separate agreements to make further investments in UCWeb for cash consideration of US$180 million, and the Company holds approximately 66% of the economic interest after the completion of these step acquisitions. Such further investments were completed in March 2014.

•	tell us in a more comprehensive manner why you do not believe it is appropriate, under ASC 810, to consolidate UCWeb given that you have a majority of the voting rights. The discussion should include more detail regarding what you believe are the significant decisions that are made in the ordinary course of business and how your voting interests impact these decisions. In addition, please provide us in your response with a comprehensive analysis of your consideration of the protective rights and substantive participating rights of the noncontrolling shareholders.

The Company advises the Staff that, as previously discussed, under the Memorandum and Articles of Association of UCWeb, subject to certain exceptions, the majority of the directors of UCWeb are to be appointed by the management of UCWeb. Under the Memorandum and Articles of Association of UCWeb, the business of UCWeb is to be managed by the directors who may exercise all the powers of UCWeb, with decisions generally to be decided by a majority of the votes by the directors, subject to certain protective veto rights as described below.

The Company further advises the Staff that under the shareholders agreement with UCWeb management, each shareholder is obligated to vote its shares of UCWeb to cause the election of directors of UCWeb in accordance with the foregoing board composition and to take all actions to amend the Memorandum and Articles of Association of UCWeb to be consistent with the shareholders agreement.

SIMPSON THACHER & BARTLETT

In addition, the management shareholders (not the Company) also possess certain protective veto rights which require their consent on certain acts. These include:

•	nomination of any candidate for any senior executive officer position of UCWeb;

•	merger, liquidation, winding up, or sale of all or substantially all of the assets of UCWeb;

•	any sale, transfer, licensing or pledge of, or incurrence of any encumbrance on, any assets of UCWeb, including technology or intellectual property of UCWeb, where the total consideration for any single transaction or a series of transactions exceeds US$100,000,000.

Considering the above facts and circumstances, the Company believes that it did not have control over UCWeb’s financial or operating decisions as of December 31, 2013 and March 31, 2014. Accordingly, the Company did not consolidate UCWeb as of those dates. The Company supplementally advises the Staff that the then governance-related structure of UCWeb, which preserved UCWeb management’s control by limiting the Company to a minority of the board seats of UCWeb despite the Company’s majority shareholding interests in UCWeb, was one of the key terms for the Company’s investments negotiated by UCWeb’s management, who wanted to preserve UCWeb’s operational and financial independence.

•	tell us if any of the holders are related to you or are members of the Alibaba Partnership.

As of December 31, 2013 and March 31, 2014, none of the other shareholders of UCWeb were related to the Alibaba Partnership or the Company.

SIMPSON THACHER & BARTLETT

•	identify the other members of the UCWeb board and whether any of these members are related to each other or are members of the Alibaba Partnership.

The Company advises the Staff that the board of UCWeb is composed of the following individuals:

Yongfu Yu (Management founder of UCWeb),

Xiaopeng He (Management founder of UCWeb),

Jie Liang (Management founder of UCWeb),

Joseph C. Tsai (Alibaba Group’s representative), and

Eddie Yongming Wu (Alibaba Group’s representative).

Except for the two Alibaba Group representatives referenced above, none of the members of the UCWeb board is related to the Company or is a member of Alibaba Partnership.

•	tell us whether each member has equal rights to present matters onto the board agenda and has an equal vote or if there are differences based on an individual’s position on the board. To the extent that there are any differences, please describe to us the differences and how the rights of your board representatives compare to the rights of other representatives.

The Company advises the Staff that each board member has equal rights to present matters onto the board agenda and has equal voting rights with respect to matters requiring board approval.

Note 25. Subsequent events, page F-68

44.	We note your response to comment 84 in our letter dated June 2, 2014. Provide us with a more specific and comprehensive discussion regarding why you believe you have the ability to exert significant influence over the operating and financial policies of Youku Tudou by responding to the following:

•	tell us who is on the board of directors of Youku Tudou and how those individuals are related to you, Youku Tudou and each other.

The Company advises the Staff that the board of Youku Tudou is composed of the following individuals:

Victor Wing Cheung Koo (Chairman, CEO);

Dele Liu (Director, President);

George Leonard Baker Jr. (Independent Director);

Jonathan Jia Zhu (Independent Director);

Ye Sha (Independent Director);

Bryan Zongwei Li (Independent Director);

Jixun Foo (Independent Director); and

Jonathan Lu (Alibaba appointee).

SIMPSON THACHER & BARTLETT

Other than Jonathan Lu, none of the above directors is related to the Company.

•	tell us which committees have been established under the board of directors and the committees in which your nominee will participate. For the committees in which your nominee will participate, please identify the other members of the committees.

The Company advises the Staff that Jonathan Lu currently is not a member of, and does not participate in, any committee of the board of Youku Tudou. However, the Company is entitled to designate one individual to act as a non-voting observer to each committee of the board of Youku Tudou.

•	tell us about any contractual agreements or other arrangements between you and Youku Tudou.

The Company advises the Staff that the Company has contractual agreements with Youku Tudou related to the Taobaoke program. Youku Tudou is a major third-party marketing affiliate of the Company. Furthermore, the Company and Youku Tudou cooperate with respect to, and are entering into agreements regarding, data, joint marketing monetization products, cloud computing, content acquisition and payment (through the contractual arrangements with Alipay).

•	tell us if you have any ability to acquire additional interests in Youku Tudou.

The Company advises the Staff that it has a right of first offer pursuant to a shareholders agreement among certain of the shareholders of Youku Tudou in the event that a major shareholder of Youku Tudou wishes to dispose of its shares.

In addition, pursuant to an investor rights agreement with Youku Tudou, the Company has preemptive rights with respect to the issuance of certain new securities by Youku Tudou as well as rights of first offer with respect to specified changes of control transactions.

•	tell us if you are a significant source of revenue to Youku Tudou or if Youku Tudou is dependent on you in any other way (e.g., technological dependence).

The Company advises the Staff that it believes that a meaningful portion of Youku Tudou’s revenue is generated through Youku Tudou’s participation in the Company’s Taobaoke program as a third-party marketing affiliate.

The Company further advises the Staff that it has considered the criteria specified in ASC 323-10-15 on the ability of the Company to exercise significant influence over operating and financial policies of Youku Tudou. The ability of the Company to exercise significant influence over Youku Tudou could be indicated by its representation on the board of directors of Youku Tudou. According to the relevant investment agreements, the Company is entitled to designate one individual for appointment or election to the board of directors of Youku Tudou and to act as a non-voting observer to each committee of the board. In addition, the major shareholders of Youku Tudou have agreed not to vote against appointments made by the Company. Currently, the Company has one out of eight board seats of Youku Tudou. Furthermore, based on the Youku Tudou’s total number of issued and outstanding shares as disclosed in its Form 6-K dated May 27, 2014, the Company is currently the second largest shareholder of Youku Tudou.

SIMPSON THACHER & BARTLETT

Accordingly, the Company believes that it has the ability to exert significant influence over the operating and financial policies of Youku Tudou.

*        *        *         *        *

SIMPSON THACHER & BARTLETT

If you have any question regarding this letter or Amendment No. 3, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

PricewaterhouseCoopers

Appendix 1 to the Letter to the SEC dated July 11, 2014

Pay-for-performance marketing services	Display marketing services on third-party websites

ASC 605-45 Factor 1 The company is the  primary obligor in the arrangement –

Whether a company is responsible for providing the service desired by the customer is a strong indicator of the company’s role in the transaction. If a company is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction.

Using the Company’s P4P marketing services platform, merchants bid for keywords that match product or service listings appearing in search or browser results on a cost per click (“CPC”) basis at prices established by the Company’s online auction system.

Separately, the Company enters into agreements with third-party marketing affiliates to purchase certain website inventory to facilitate users’ search for the product or service listings of the merchants on multiple websites through its systems and algorithm based on real time bidding information.

The Company is considered as the primary obligor of the arrangement as it retains the sole discretion, facilitated by the online auction system, on how to match the bidding information from the merchants with the Company’s resources through third-party marketing affiliates.

Merchants bid for display positions on the websites of the third-party marketing affiliates on a cost per impression (“CPM”) basis at prices established by a real-time bidding system.

Separately, the Company enters into agreements with third-party marketing affiliates to purchase certain inventory in their websites to enable the Company to place the marketing materials of the merchants on the display positions on multiple websites through its systems and algorithm based on the real time bidding information.

The Company is considered as the primary obligor of the arrangement as it retains the sole discretion, facilitated by the real-time bidding system, on how to match the bidding information from the merchants with the Company’s resources contracted through third-party marketing affiliates.

ASC 605-45 Factor 2 The company has general inventory risk (before a customer order is placed or upon customer return) –

Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction.

General inventory risk exists if a company takes title to a product before that product is ordered by a customer or will take title to the product if it is returned by the customer and the customer has a right of return.

In the provision of the Company’s P4P marketing services through third-party marketing affiliates, a portion of the website inventory in the third-party websites is purchased at a fixed cost for a specified period of time regardless of whether monetization can be achieved on such inventory. As such, the Company bears certain inventory risk.	In the provision of the Company’s display marketing services through third-party marketing affiliates, a portion of the website inventory in the third-party websites is purchased at a fixed cost for a specified period of time regardless of whether monetization can be achieved on such inventory. As such, the Company bears certain inventory risk.

ASC 605-45 Factor 3 The company has latitude in establishing price –

If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction.

In the provision of the Company’s P4P marketing services through third-party marketing affiliates, the online auction system facilitates price discovery based on a market-based bidding mechanism by the merchants. However, the pricing algorithm and the matching of the merchants and third-party websites are determined by the Company in its sole discretion to optimize both the economic benefits of such traffic brought from the third-party websites and the return on investment of the merchants. Thus, the Company believes it has reasonable latitude within this process to establish the economics with respect to different parties involved.	In the provision of the Company’s display marketing services through third-party marketing affiliates, the real-time bidding system facilitates price discovery based on a market-based bidding mechanism by the merchants. However, the pricing algorithm and the matching of the merchants and third-party websites are determined by the Company in its sole discretion to optimize both the economic benefits of such traffic brought from the third-party websites and the return on investment of the merchants. Thus, the Company believes it has reasonable latitude within this process to establish the economics with respect to different parties involved.

ASC 605-45 Factor 4 The company changes the service or performs part of the service –

If a company physically changes the service or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the total services furnished by the company.

A significant value of the P4P marketing services provided by the Company through the third-party marketing affiliates is the matching of merchants and third-party websites based on the Company’s own systems and algorithm as well as the extensive affiliate network of these third-party websites to enable the Company to optimize the marketing effects for the merchants on the Company’s marketplaces. The Company is considered to be primarily responsible for the fulfillment of such services.	A significant value of the display marketing services provided by the Company through the third-party marketing affiliates is the matching of merchants and third-party websites based on the Company’s own systems and algorithm as well as the extensive affiliate network of these third-party websites to enable the Company to optimize the marketing effects for the merchants on the Company’s marketplaces. The Company is considered to be primarily responsible for the fulfillment of such services.

ASC 605-45 Factor 5 The company has discretion in supplier selection –

If a company has multiple suppliers for a service ordered by a customer and discretion to select the supplier that will provide the service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment.

The Company has the sole discretion to select the third-party websites to be its suppliers of traffic to match the bidding information by the merchants. Merchants are not allowed to specifically select or opt out of any particular third-party websites when they use the P4P marketing services.	The Company has the sole discretion to select the third-party websites to be its suppliers of traffic to match the bidding information by the merchants. Merchants are not allowed to specifically select or opt out of any particular third-party websites when they use the display marketing services.

ASC 605-45 Factor 6 The company is involved in the determination of service specifications –

If a company must determine the nature, type, characteristics, or specifications of the service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment.

Service specifications such as size or customization of text and picture links are determined by the Company, potentially with input from third-party marketing affiliates. Merchants have to comply with such standard specifications in order to participate in the online marketing services through third-party marketing affiliates.	Service specifications such as size and customization of marketing materials are determined between the Company and third-party marketing affiliates. Merchants have to comply with such standard specifications in order to participate in the online marketing services through third-party marketing affiliates.

ASC 605-45 Factor 7 The company has  physical loss inventory risk (after customer order or during shipping) –

Physical loss inventory risk exists if title to the product is transferred to a company at the shipping point and is transferred from that company to the customer upon delivery. Physical loss inventory risk also exists if a company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk.

This indicator is not applicable for the Company since P4P marketing services are related to online marketing services rather than to the sale of tangible goods. Even so, the Company is subject to the risk of loss in the arrangement with third-party marketing affiliates based on a fixed amount if the Company fails to monetize such website inventory or traffic.	This indicator is not applicable for the Company since display marketing services are related to online marketing services rather than to the sale of tangible goods. Even so, the Company is subject to the risk of loss in the arrangement with third-party marketing affiliates based on a fixed amount if the Company fails to monetize such website inventory or traffic.

ASC 605-45 Factor 8 The company has credit risk –

If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected. Credit risk is not present if a company fully collects the sales price prior to the delivery of the product or service to the customer; credit risk that has been substantially mitigated is not an indicator of gross reporting.

In the provision of the Company’s P4P marketing services through third-party marketing affiliates, the merchants have to prepay for the services through an Alipay escrow account. Credit risk in general does not exist in the arrangement.	In the provision of the Company’s display marketing services through third-party marketing affiliates, the merchants have to prepay for the services through an Alipay escrow account. Credit risk in general does not exist in the arrangement.

ASC 605-45 Factor 9 The supplier (not the company) is the primary obligor in the arrangement –

Whether a supplier or a company is responsible for providing the service desired by a customer is a strong indicator of the company’s role in the transaction.

	As noted above, especially for Factors 1 and 4, the Company is considered to be the primary obligor in the arrangement.	As noted above, especially for Factors 1 and 4, the Company is considered to be the primary obligor in the arrangement.

ASC 605-45 Factor 10 If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction.	Fulfillment is considered to be performed by the Company as explained in Factor 4 above.	Fulfillment is considered to be performed by the Company as explained in Factor 4 above.

ASC 605-45 Factor 11 The amount the company earns is fixed –

If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier.

	The amount earned by the Company is not fixed as merchants bid for P4P marketing services at prices established by the online auction system. The arrangement with the third-party marketing affiliates could be for a fixed amount or at a fixed percentage covering a specific period of time for the website inventory, though the specific amounts or percentages based on revenues of online marketing services vary across different third-party marketing affiliates.	The amount earned by the Company is not fixed as merchants bid for display positions at prices established by a real-time bidding system. The arrangement with the third-party marketing affiliates could be for a fixed amount or at a fixed percentage covering a specific period of time for the website inventory, though the specific amounts or percentages based on revenues of online marketing services vary across different third party marketing affiliates.

ASC 605-45 Factor 12 The supplier (and not the company) has credit risk –

If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier.

As described in Factor 8 above, credit risk in general does not exist in the arrangement.	As described in Factor 8 above, credit risk in general does not exist in the arrangement.